Exhibit 99.2

Midatech will host an analyst briefing, conference call and live Q&A session today (Thursday 28 September 2017) at 1400 BST / 0900 EDT discuss the Interim Results. Dr Jim Phillips, Chief Executive Officer, and Nick Robbins-Cherry, Chief Financial Officer, will participate. Dial-in details are: UK: +44 1452 555 566, US: +1 86 69 66 94 39, ID: 82774809.  The presentation will be available on Midatech's website shortly before the call, and a recording will be available shortly afterwards.

28 September 2016

Midatech Pharma PLC
(“Midatech” or the “Company”)

Interim results for the six months ended 30 June 2017

Midatech Pharma plc (AIM: MTPH), the international specialty pharmaceutical company focussed on commercialising and developing products in oncology, immunology and other therapeutic areas, announces its results for the six months ended 30 June 2017.

OPERATIONAL HIGHLIGHTS (including post period end)

•	Q-Octreotide (MTD201), for the treatment for carcinoid cancer and acromegaly, ready to commence its first-in-human bioequivalence study in H2 2017
•	MTX110, for the treatment of diffuse intrinsic pontine glioma (DIPG), is preparing to enter a first clinical trial in patients
•
MTR104, for the treatment of hepatocellular carcinoma (HCC), demonstrated a high degree of preference for HCC cancer cells over heathy tissue and very significant anti-tumour activity.  This programme is due to commence its first human study in 2018.

•	Positive progress with our early stage cancer immunotherapy programmes
•	Strong performance from Midatech’s US commercial business, Midatech Pharma US Inc.

FINANCIAL HIGHLIGHTS

•	Total gross revenues[1] increased by 42% to £5.39 million (H1 2016: £3.80 million)
•	Total net revenues[2] increased by 17% to £3.45million (H1 2016: £2.95 million)
•	Statutory revenue also grew strongly, by 16%, to £3.02 million (H1 2016: £2.60 million)
•	Research and development costs increased by 3% to £2.12 million (H1 2016: £2.05 million)
•	Distribution costs, sales and marketing decreased slightly to £4.11 million (H1 2016: £4.24 million)
•	Administrative expenses were broadly constant at £6.92 million (H1 2016: £6.82 million)
•	Net cash outflow used in operations (after changes in working capital) was £10.18 million, up 23% from £8.25 million in H1 2016. The cash balance at 30 June 2017 was £6.19 million
•	Loss per share was 19p compared to 25p in H1 2016

1 Total gross revenues represents the full list price of products shipped to wholesalers and other customers before product returns, discounts, rebates and other incentives based on the sales price and grant revenue.
2 Total net revenues represents statutory revenue plus grant revenue.

•	Placing announced on 28 September 2017 to raise up to £6 million in new equity with up to a further £2 million by way of an Open Offer to shareholders

Commenting on the interim results, Dr. Jim Philips, CEO of Midatech Pharma, said: “Across both our internal pipeline and commercial activities I am pleased to report a good first half to 2016.  With our broad pipeline moving forward, we will continue to invest in R&D and Midatech’s future, led by Q-Octreotide.  Our commercial arm in the US is providing increasing revenues, and the platform to launch our own products in the coming years. The Board believes that the Company’s R&D programme pipeline could add significant shareholder value to the Company and is evaluating a number of funding options to ensure that the Company has the resources to progress these programmes further.  The Placing announced today to raise up to £6 million with up to a further £2 million by way of an Open Offer to shareholders, in addition to further funds raised by potentially negotiating a revised debt facility in due course,  will be invested to progress Midatech’s three lead programmes, each of which has key value inflection points in 2017-2018.”

This announcement contains insider information for the purposes of Article 7 of Regulatory (EU) No596/2014.

- Ends -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and other therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products Midatech’s strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions. The Company has three high value lead programmes progressing through pre-clinical and clinical development, which the Directors believe are poised to deliver key value drivers in the next 9-18 months. The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the “right time, right place”: gold nanoparticles (“GNPs”) to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release (“SR”) delivery; and Nano Inclusion (“NI”) to provide local delivery of therapeutics, initially to the brain. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States, including estimates for interim results for the six months ended 30 June 2017.  These forward-looking statements are based upon assumptions made by Midatech as of the date hereof and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated. Actual results may differ from those indicated as a result of the finalization of the interim results for the six months ended 30 June 2017, as well as other risks and uncertainties, including, without limitation, the risks and uncertainties described from time to time in the filings made by the Company with the Securities and Exchange Commission (“SEC”). Such forward-looking statements include, but are not limited to statements regarding Midatech’s anticipated interim financial results, the anticipated financial results for the full year 2017, future revenue growth, future advancement and success of its oncology programmes, and the successful development and regulatory approval of Midatech’s products.  Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the SEC, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech expressly disclaims any obligation or undertaking to publicly update or revise any forward-looking statements presented herein because of new information, future events, changes in expectations, or events otherwise arising.  For further information regarding risks and uncertainties associated with Midatech’s business, please refer to Midatech’s filings with the SEC, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed by Midatech with the SEC on April 6, 2017.

CHAIRMAN AND CHIEF EXECUTIVE’S REVIEW

We are pleased to report that the first half of 2017 has been another positive period for the Midatech business.  There has been significant progress in our value driving R&D programmes and strong growth from our US commercial organisation as it moves towards becoming a profitable business.

Value driving R&D

During the first half of 2017 Midatech has made considerable progress in its three lead R&D programmes.

Q-Octreotide (MTD201) is our treatment for carcinoid cancer and acromegaly, built on Midatech’s Q-SpheraTM sustained release platform technology.  During its pre-clinical programme, we demonstrated that Q-Octreotide is a therapeutic match for the Novartis product, Sandostatin LAR®, and offers some important advantages to clinicians and patients.  Sandostatin LAR® is in a $2bn p.a. market and we are optimistic that Q-Octreotide can capture up to 5% market share.

The Q-Octreotide programme will commence its first-in-human bioequivalence study in Q4 2017 and the results of this initial study will determine the regulatory path and time to filing for marketing approval.

The second of our key, near-term programmes is our MTX110 product for the treatment of diffuse intrinsic pontine glioma (DIPG), a rare but deadly childhood brain cancer.  This terrible condition affects a small number of young children every year and, due to the lack of an effective, existing treatment, DIPG has an average survival time of around nine months.  MTX110 uses the approved product, panobinostat which Midatech in-licenced from Novartis during the period.  Midatech’s innovative formulation of this well-established oncology compound has already been used to treat a small number of children in the UK and the US, on a compassionate use basis, and it is about to enter a first clinical trial in patients which, if successful, could lead to an early approval.  Early approvals are considered by the US Food and Drug Administration where drugs for serious conditions that fill an unmet medical need (there are no effective, existing therapies for DIPG) are approved based on a surrogate endpoint.  A surrogate endpoint in this case is likely to be progression free survival of the patients over a 12-month period, as opposed to looking for clinical benefits over a longer period.  This study should read out towards the end of 2018 and, if successful, expedited approval will be sought from regulators.

Midatech’s third key programme is MTR104 for the treatment of hepatocellular carcinoma (HCC).  MTR104 is built on our proprietary gold nanoparticle platform and in its pre-clinical studies the product has demonstrated a high degree of preference for HCC cancer cells over heathy tissue and has shown very significant anti-tumour activity.  Recent pre-clinical studies have suggested that MTR104 is potentially more effective at treating HCC than Bayer’s Nexavar® (sorafenib).  This programme is due to commence its first human study in 2018.

The global HCC market is estimated to be worth around $1bn by 2024 however, due to the limited efficacy and high toxicity of existing treatments, we believe there is scope to significantly expand this market.

In addition to these three key programmes we have also made good progress elsewhere including our early stage cancer immunotherapy programmes which are showing early promise.  These activities are expected to drive additional value in the mid to longer-term.

Existing commercialisation capability

Midatech’s US commercial operation is now well-established.  This business was acquired to enable the commercialisation of Midatech’s pipeline of R&D stage products when they are approved for sale.  By selling these products ourselves, our strategy is to retain significantly higher value for Midatech versus a partnering approach.

Midatech Pharma US (MPUS) currently sells four cancer supportive care products, including Gelclair® and Zuplenz®, and two co-promoted products.  This portfolio of products continues to enjoy strong growth and we anticipate that MPUS, as a standalone entity, will become profitable on a monthly basis by early 2018.

Total gross revenues for the first half of the year were £5.39m (H1 2016: £3.80m).  Gross product sales grew by 50% to £4.91m, compared to £3.27m for the first half of 2016.  Statutory revenue from product sales grew by 23% to £2.97m from £2.41m in H1 2016 reflecting higher discounts and other sales incentives that are necessary to access the larger hospital accounts and drive top-line sales.  Total gross revenues are in line with market expectations and we have seen a strong start to the second half of the financial year.

In-house manufacturing

Our manufacturing facility in Bilbao, Spain has been at the centre of R&D activity in the first half of 2017.  Towards the end of 2016 we completed the expansion of this facility to enable production of our Q-Sphera sustained release products, specifically Q-Octreotide for its forthcoming human clinical programme.  The manufacturing run has now been successfully completed and we are ready to commence the Q-Octreotide study once the necessary regulatory approval is received.

Outlook

Our key pipeline R&D products have all reached critical points in their development, with pivotal human studies due to commence in the second half of 2017 or early in 2018.  We believe that these programmes are all poised to drive significant value for Midatech.  Our commercial business continues to enjoy strong growth and, notwithstanding the challenges in maintaining margins, we anticipate that it will become profitable on a month to month basis by early 2018.  Recent challenges have temporarily slowed the Company’s development programme progression, including commercial organisation costs and margins being under pressure and clinical study designing taking longer than expected, and reduced its ability to invest in key programmes. The Placing announced today to raise up to £6 million with up to a further £2 million by way of an Open Offer to shareholders, in addition to further funds raised by potentially negotiating a revised debt facility in due course, will be invested to progress Midatech’s three lead programmes, each of which has key value inflection points in 2017-2018.

Rolf Stahel	Dr Jim Phillips
Chairman	Chief Executive Officer

FINANCIAL REVIEW

Key performance indicators
	H1 2017		H1 2016		Change

Total gross revenues[1]	£5.39	m	£3.80	m	42%
Statutory revenue	£3.02	m	£2.60	m	16%
R&D costs	£2.12	m	£2.05	m	3%
R&D as % of operating costs	16%		16%		n/a
Loss from operations	£10.04	m	£10.34	m	-3%
Net cash outflow for the period	£11.42	m	£8.80	m	30%
Average headcount	82		79		4%

[1]
Total gross revenues represents the full list price of products shipped to wholesales and other customers before product returns, discounts, rebates and other incentives based on the sales price and grant revenue.

Revenue from product sales and cash management continue to be the main areas of focus for Midatech’s KPIs along with, R&D spend and operating results.  Additional, non-financial KPIs, including further KPIs in respect of the research and development programmes, will be added as the business continues to develop.

Revenue

Statutory revenue for the six months to 30 June 2017 was £3.02m compared to £2.60m in the first six months of 2016, an increase of 16%.  This was driven by strong US product sales which grew by 23%, from £2.41m in H1 2016 to £2.97m for the six months to 30 June 2017.  A further £53k of revenue (H1 2016: £190k) came from collaborations and sales made by the UK business.  Other income of £0.42m (H1 2016: £0.35m) came from grant income received under the Group’s two European grant funded programmes.

The Board is pleased with this growth in revenue, however, the increase in allowances, discounts and Medicaid rebates, over the previous year is a key area to improve on going forward.

Research and development costs

Expenditure on research and development increased slightly in H1 2017 to £2.12m, a 3% increase.  During the first half of the year, significant progress has been made in our three, key R&D programmes.  The scheduled, pivotal clinical trials for both our Q-Octreotide (MTD201) and DIPG (MTX110) programmes, and HCC product (MTD119) due to start in H2 2017, are expected to drive increased R&D spending for the second half of the year.

Distribution costs, sales and marketing

Distribution, sales and marketing costs for the six-month period to 30 June 2017 were £4.10m (H1 2016: £4.24m) and relate exclusively to MPUS.  This includes £0.78m (H1 2016: £1.71m) of amortisation charges relating to the acquired intangibles in the consolidated accounts.

Administrative costs

Administrative expenses in the six-month period to 30 June 2017 were £6.92m (H1 2016: £6.82m).  This is consistent with H1 2016.  Over 50% of administrative costs relate to salary costs of £3.81m and a further £0.5m of depreciation charges.  We do not anticipate any significant change to administration expenses in the immediate

Cash outflows used in operations (after changes in working capital) in H1 2017 were £10.18m compared to £8.25m in H1 2016.  This difference of £1.93m was substantially due to the distribution in January 2017 of £1.15m of grant monies held at the end of 2016 on behalf of H2020 grant consortium members and reflected in the year-end cash balance and in liabilities.
future.

Cash flows

A further £1.21m of cash was used in investing activities in H1 2017 (H1 2016: £0.60m), including milestone payments associated with Midatech’s MTX110 product.  Capital expenditure for H1 2017 was £0.44m, which is significantly lower than the £0.75m in H1 2016 (this was offset by a credit of £157k in interest received in 2016, compared to £14k this year).  During 2016, we undertook a significant expansion of our Bilbao manufacturing facility to enable the production of sustained release products and in particular Q-Octreotide for use in the forthcoming human clinical trial.  This work was completed in 2016.  Capital expenditure in H1 2017 was mainly adding further analytical capability to our UK gold nanoparticle and sustained release research facilities, as well as further enhancements to the manufacturing facility in Bilbao.

These cash movements resulted in a cash balance of £6.19m as at 30 June 2017 compared to £17.61m at 31 December 2016.  The Group continues to maintain its usual stringent controls over costs.

On 27 February 2017, the Company announced a senior secured £6 million loan agreement. The Company has not drawn down any tranches of this loan due to the subsequent financial and operational performance of the Company causing the terms of the loan agreement to no longer be suitable for the Company’s requirements or purposes. As such, the Company is negotiating a revised debt facility, with the Group currently in advanced negotiation with a number of new providers in addition to its existing provider, which the Directors reasonably believe could be agreed by the end of 2017.

Whilst the first half of 2017 included around £1.93m of non-recurring cash outflow (the largest part of this being the £1.15m of grant monies distributed referenced above) the likely cash burn in the second half of the year, given the expected increase in R&D expenditures, implies limited headroom afforded by existing funding.  The Board is evaluating various near-term funding options available to the Group, including the proposed Placing and Open Offer, and, based on on-going discussions and the net proceeds from the proposed Placing and Open Offer, the Directors are confident that additional working capital will become available before the end of the year.  We are therefore satisfied that it is appropriate to prepare these accounts on a going concern basis.

So far in 2017, we have continued to build on the progress made over the previous two years since our AIM IPO and to deliver on all areas of our stated strategy of:

•	In-house development of our own product portfolio in rare cancers and with partners in other indications;
•	Expansion of our commercial operations to facilitate the future commercialisation of Midatech’s pipeline products; and
•	Acceleration of growth through strategic acquisition of complementary products and technologies.

The Group had a shift in focus for 2017 as Midatech has made a significant effort to build on its commercial development in 2016 by moving its in-house products closer to market. Partnering will continue to be considered where it can bring added value.

At this time, we have not seen any significant impact of the UK's decision to leave the European Union, however, until the nature of the UK’s “post-Brexit” relationship with the EU becomes clearer it is difficult to predict the longer-term effects.  We do not believe that there will be any implications on our existing EU funded grant programmes, however, we are evaluating how the Group should deal with any future opportunities.

Euro and US dollar exchange rates have been substantially more stable during 2017 than was the case in 2016, particularly in the period immediately following the “Brexit” decision.  Costs incurred in those currencies are broadly comparable with 2016, and whilst the US dollar denominated revenues have grown strongly, the impact of any exchange rate movements in this regard has not been material.

Nick Robbins-Cherry
Chief Financial Officer

Midatech Pharma plc

Condensed consolidated unaudited statement of comprehensive income for the six month period ended 30 June 2017

	Note	Six months ended 30 June 2017 unaudited	Six months ended 30 June 2016 (re-stated) unaudited
		£'000	£'000

Gross sales	4	4,965	3,456
Grant revenue		421	347
Total gross revenues		5,386	3,803

Revenue	4	3,024	2,604

Grant revenue		421	347
Total net revenue		3,445	2,951

Cost of sales	4	(343)	(180)
Gross profit		3,102	2,771
Research and development costs	4	(2,116)	(2,048)
Distribution costs, sales and marketing		(4,107)	(4,237)
Administrative costs		(6,916)	(6,821)
Loss from operations		(10,037)	(10,335)

Finance income		420	765
Finance expense		(61)	-

Loss before tax		(9,678)	(9,570)

Taxation	3	644	1,365
Loss for the period attributable to the owners of the parent		(9,034)	(8,205)

Other comprehensive income:

Items that will or may be reclassified subsequently to profit or loss when specific conditions are met:
Exchange (losses)/ gains arising on translation of foreign operations		(148)	1,974

Total other comprehensive income, net of tax		(148)	1,974

Total comprehensive loss attributable to the owners of the parent		(9,182)	(6,231)

Loss per share
Basic and diluted loss per ordinary share - pence	5	(19p )	(25p )

Midatech Pharma plc

Condensed consolidated unaudited statement of financial position at 30 June 2017

	Note	As at 30 June 2017 unaudited	As at 31 December 2016
Assets		£'000	£'000
Non-current assets
Property, plant and equipment	6	2,728	2,766
Intangible assets	7	30,388	31,172
Other receivables due in greater than one year		460	448
		33,576	34,386
Current assets
Inventories		913	817
Trade and other receivables		2,579	2,439
Income tax receivable		2,027	1,439
Cash and cash equivalents		6,185	17,608
		11,704	22,303
Total assets		45,280	56,689
Liabilities
Non-current liabilities
Borrowings		1,219	1,620
		1,219	1,620
Current liabilities
Trade and other payables		6,647	8,407
Borrowings		557	538
Derivative financial liability-equity settled	9	44	400
		7,248	9,345
Total liabilities		8,467	10,965

Issued capital and reserves attributable to owners of the parent
Share capital	10	1,002	1,002
Share premium		47,211	47,211
Merger reserve		53,003	53,003
Foreign exchange reserve		3,470	3,618
Accumulated deficit		(67,873)	(59,110)
Total equity		36,813	45,724
Total equity and liabilities		45,280	56,689

Midatech Pharma plc

Condensed consolidated unaudited statement of cash flows
for the six month period ended 30 June 2017

	Six months ended 30 June 2017 unaudited	Six months ended 30 June 2016 unaudited
	£'000	£'000
Cash flows from operating activities
Loss after tax	(9,034)	(8,205)
Adjustments for:
Depreciation of property, plant and equipment	499	442
Amortisation of intangible fixed assets	780	1,709
Share based payment expense	271	75
Net finance income	(359)	(765)
Taxation	(644)	(1,365)
Loss on disposal of tangible fixed assets	29	-
Cash flows from operating activities before changes in working capital	(8,458)	(8,109)

Increase in inventories	(141)	(328)
(Increase)/Decrease in trade and other receivables	(223)	891
Decrease trade and other payables	(1,358)	(702)
Cash used in operations	(10,180)	(8,248)

Taxes received	66	204
Net cash used in operating activities	(10,114)	(8,044)
Investing activities
Purchases of property, plant and equipment	(440)	(752)
Purchases of Intangible Assets	(781)	-
Interest received	14	157
Net cash used in investing activities	(1,207)	(595)

Financing activities
Payments to finance lease creditors	(28)	(15)
Repayment of borrowings	(70)	(149)
Net cash used in financing activities	(98)	(164)

Net decrease in cash and cash equivalents	(11,419)	(8,803)
Cash and cash equivalents at beginning of period	17,608	16,175
Exchange gains on cash and cash equivalents	(4)	(146)
Cash and cash equivalents at end of period	6,185	7,226

Midatech Pharma plc

Condensed consolidated unaudited statement of changes in equity for the six month period ended 30 June 2017

	Share capital	Share premium	Merger reserve	Shares to be issued	Foreign exchange reserve	Accumulated deficit	Total equity
	£'000	£'000	£'000	£'000	£'000	£'000	£'000

At 1 January 2017	1,002	47,211	53,003	-	3,618	(59,110)	45,724

Loss for the period	-	-	-	-	-	(9,034)	(9,034)
Foreign exchange translation	-	-	-	-	(148)	-	(148)
Total comprehensive loss	-	-	-	-	(148)	(9,034)	(9,182)
Transactions with owners

Share based payment	-	-	-	-	-	271	271
At 30 June 2017	1,002	47,211	53,003	-	3,470	(67,873)	36,813

At 1 January 2016	1,002	31,643	52,803	200	390	(39,151)	46,887

Loss for the period	-	-	-	-	-	(8,205)	(8,205)
Foreign exchange translation	-	-	-	-	1,974	-	1,974
Total comprehensive loss	-	-	-	-	1,974	(8,205)	(6,231)
Transactions with owners

Issue of shares	-	-	200	(200)	-	-	-
Share based payment	-	-	-	-	-	75	75
At 30 June 2016	1,002	31,643	53,003	-	2,364	(47,281)	40,731

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

1	Basis of preparation

The unaudited interim consolidated financial information for the six months ended 30 June 2017 has been prepared following the recognition and measurement principles of the International Financial Reporting Standards, International Accounting Standards and Interpretations (collectively IFRS) issued by the International Accounting Standards Board (IASB), and as adopted by the EU and in accordance with International Accounting Standard 34 Interim Financial Reporting (‘IAS34’). The interim consolidated financial information does not include all the information and disclosures required in the annual financial information, and should be read in conjunction with the audited financial statements for the year ended 31 December 2016.

The condensed interim financial information contained in this interim statement does not constitute statutory financial statements as defined by section 434(3) of the Companies Act 2006. The condensed interim financial information has not been audited. The financial information for the year ended 31 December 2016 is derived from the audited statutory financial statements for the year ended 31 December 2016. The independent auditor’s report was unqualified and did not contain any statement under section 498(2) or 498(3) of the Companies Act 2006. Midatech’s annual reports may be downloaded from the Company’s website at http://www.midatechpharma.com/investors/financial-reports.html, or a copy may be obtained from 65 Innovation Drive, Milton Park, Abingdon, Oxfordshire OX14 4RQ.

There are no new standards or interpretations applicable to the Group for the accounting period commencing 1 January 2017 for adoption.

Going concern

The Group is subject to a number of risks similar to those of other development and early-commercial stage pharmaceutical companies.  These risks include, amongst others, generation of revenues from the existing product portfolio and in due course the development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals of its pipeline products.  Ultimately, the attainment of profitable operations is dependent on future uncertain events which include obtaining adequate financing to fulfil the Group’s commercial and development activities and generating a level of revenue adequate to support the Group's cost structure.

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years as it develops its portfolio.  As at 30 June 2017 the Group had total equity of £36.81m (£45.72m 31 December 2016), it incurred a net loss after tax for the six months to 30 June 2017 of £9.03m (£8.21m H1 2016) and used cash in operating activities of £10.18m (£8.25m H1 2016) for the same period.  As at 30 June 2017, the Group had cash and cash equivalents of £6.19m.

The future viability of the Group is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations or to successfully obtain regulatory approval to allow marketing of the Group's development products.  The Group's failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The Directors have prepared cash flow forecasts and considered the cash flow requirement for the Group for a period including twelve months from the date of approval of this interim financial information.  These forecasts show that further financing will be required during the course of the next 12 months.  This requirement for additional financing in the short term represents a material uncertainty that may cast significant doubt upon the Group’s ability to continue as a going concern.

In addition to utilising the existing cash reserves, the Directors are evaluating a number of near-term funding options available to the Group and are confident that additional working capital will become available in the timeframe required and on terms acceptable to the Board and shareholders.  Therefore, after considering the uncertainties the Directors consider it is appropriate to continue to adopt the going concern basis in preparing the interim financial information.

The condensed financial information for the six-month period was approved by the board on 27 September 2017.

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

2	Accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the audited statutory financial statements for the year ended 31 December 2016.

A number of new standards, amendments to standards, and interpretations are not effective for 2017, and therefore have not been applied in preparing this interim financial information.

The directors are currently reviewing the impact of IFRS 9 “Financial Instruments”, IFRS 15 “Revenue from Contracts with Customers and IFRS 16 “Leases” and are yet to conclude on whether any of these standards will have a significant impact on the financial statements of the Group in the year of initial application.

The other standards, interpretations and amendments issued by the IASB (of which some are still subject to endorsement by the European Union), but not yet effective are not expected to have a material impact on the Group’s future consolidated financial statements.

Some of the significant accounting policies require management to make difficult, subjective or complex judgments or estimates. The policies which management consider critical because of the level of complexity, judgment or estimation involved in their application and their impact on the financial Information are:

•	Business combinations
•	Impairment of goodwill and intangible assets not yet ready for use
•	Share-based payments
•	Income Taxes
•	Intangible asset recognition
•	Fair value through profit and loss derivative liabilities

3	Taxation

Income tax is recognised or provided at amounts expected to be recovered or to be paid using the tax rates and tax laws that have been enacted or substantively enacted at the Group Statement of Financial Position date. Research and development tax credits are recognised on an accruals basis and are included as an income tax credit under current assets. The research and development tax credit recognised is based on management’s best estimate of the expected tax claim for the period and is recorded within taxation as under the Small and Medium-sized Enterprise Scheme.

	Six months ended 30 June 2017 unaudited	Six months ended 30 June 2016 unaudited
	£’000	£’000

Income tax credit	644	725
Deferred tax credit
Reversal of temporary differences (note 8)	-	640
Total tax credit	644	1,365

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

4	Segment information

Re-statement of income statement for the six months ended 30 June 2016

Total gross revenues represents the full list price of products shipped to wholesalers and other customers before product returns, discounts, rebates and other incentives based on the sales price, and grant revenue.  Total net revenues represents statutory revenue plus grant revenue.  In preparing our financial statements for the year ended 31 December 2016, it was identified that, throughout H1 2016, credits for product returns, rebates, discounts and other incentives based on sales price totaling £0.85m had been incorrectly classified as cost of sales instead of as a reduction from total gross revenues.  This was correctly presented in the audited financial statements for the year ended 31 December 2016 and the comparative figures for the six months ended 30 June 2016 have been re-stated in this interim financial information to reduce both Revenue and Cost of sales by this amount.  This re-statement has not impacted gross profit, loss from operations or total equity in any of the periods presented.

Revenue

Geographical analysis of statutory revenue by destination of customer
	Six months ended 30 June 2017 unaudited	Six months ended 30 June 2016 (re-stated) unaudited
	£’000	£’000

United Kingdom	28	42
Austria	25	34
United States	2,971	2,528
	3,024	2,604

In 2017, the Group’s top three customers in the Commercial segment all accounted for over 10% of revenue. Similarly, in 2016 the Group had three customers, all in the Commercial segment, that each accounted for at least 10% of total revenue.

	2017	2016

Customer A (Commercial)	25%	20%
Customer B (Commercial)	16%	15%
Customer C (Commercial)	14%	10%

The Group contains two reportable operating segments as follows:

•	Pipeline Research and Development: The Pipeline Research and Development (“Pipeline R&D”) segment seeks to develop products using the Group’s nanomedicine and sustained release technology platforms.

•
Commercial: The Commercial segment distributes and sells the Group’s commercial products. Midatech Pharma US promotes the Group’s commercial, cancer supportive care products in the US market, in which the Group has exclusive licenses to Soltamox, Oravig and Zuplenz, an exclusive license to distribute, promote and market Gelclair, and a marketing agreement to co-promote two other products: Ferralet 90 and Aquoral. As and when new products are introduced the Commercial segment will include revenues from the marketing of these commercial products.

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

4	Segment information (continued)

The accounting policies of the reportable segments are consistent with the Group’s accounting policies described in note 2. Segment result represents the result of each segment without the allocation of interest expense, interest income and tax.

No measures of segment assets and segment liabilities are reported to the Group’s Board of Directors in order to assess performance and allocate resources. There is no intersegment activity and all revenue is generated from external customers.

The UK and Spanish entities meet the aggregation criteria and have therefore been presented as a single reportable segment under Pipeline R&D. The research and development activities involve the discovery and development of pharmaceutical products in the field of nanomedicine and sustained release technology. The US operating company is engaged in the sale and marketing of cancer supportive care products and is reported under the Commercial segment.

Segmented results for the 6 months ended 30 June 2017

	Pipeline R&D	Commercial	Consolidated
	unaudited £’000	unaudited £’000	unaudited £’000

Revenue	53	2,971	3,024
Grant revenue	421	-	421
Total revenue	474	2,971	3,445

Cost of sales	-	(343)	(343)
Depreciation	(497)	(2)	(499)
Amortisation	-	(780)	(780)
Research and development costs	(2,116)	-	(2,116)
Other distribution costs, sales and marketing	(988)	(2,339)	(3,327)
Other administrative costs	(3,873)	(2,544)	(6,417)
Segmental result/operating loss	(7,000)	(3,037)	(10,037)
Finance income			420
Interest payable			(61)
Loss before tax			(9,678)
Taxation			644
Loss after tax			(9,034)

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

4	Segment information (continued)

Segmented results for the 6 months ended 30 June 2016

	Pipeline R&D	Commercial	Consolidated
	unaudited £’000	(re-stated) unaudited £’000	(re-stated) unaudited £’000

Revenue	190	2,414	2,604
Grant revenue	347	-	347
Total revenue	537	2,414	2,951

Cost of sales	-	(110)	(180)
Depreciation	(437)	(5)	(442)
Amortisation	(3)	(1,706)	(1,709)
Contract settlement costs	-	(1,138)	(1,138)
Research and development costs	(2,048)	-	(2,048)
Other distribution costs, sales and marketing	(21)	(2,507)	(2,528)
Other administrative costs	(3,493)	(1,748)	(5,241)
Segmental result/operating loss	(5,389)	(4,946)	(10,335)
Finance income			765
Loss before tax			(9,570)
Taxation			1,365
Loss after tax			(8,205)

Non-current assets by location of assets

	2017	2016
	£’000 unaudited	£’000

Spain	2,234	2,125
United Kingdom	17,040	16,489
United States	14,302	15,772
	33,576	34,386

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

5	Loss per share

Basic loss per share amounts are calculated by dividing the net loss for the period attributable to ordinary equity holders of the parent company by the weighted average number of ordinary shares outstanding during the period.  As the Group made a loss for the period the diluted earnings per share is equal to the basic earnings per share.

	Six months ended 30 June 2017 unaudited		Six months ended 30 June 2016 unaudited
Numerator	£'000		£'000

Loss used in basic EPS and diluted EPS	(9,034)		(8,205)

Denominator

Weighted average number of ordinary shares used in basic EPS	48,699,459		33,469,150
Basic and diluted loss per share - pence	(19p	)	(25p	)

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

6	Property, plant and equipment

	Fixtures and fittings	Leasehold improve- ments	Computer equipment	Laboratory equipment	Total
	unaudited	unaudited	unaudited	unaudited	unaudited
	£'000	£'000	£'000	£'000	£'000
Cost
At 1 January 2017	228	1,999	281	3,050	5,558
Additions	13	289	23	115	440
Disposals	-	-	-	(41)	(41)
Exchange differences	4	59	2	48	113
At 30 June 2017	245	2,347	306	3,172	6,070
Accumulated depreciation
At 1 January 2017	149	872	122	1,649	2,792
Charge for the period	21	156	28	294	499
Disposals	-	-	-	(12)	(12)
Exchange differences	3	27	2	31	63
At 30 June 2017	173	1,055	152	1,962	3,342
Net book value
At 30 June 2017	72	1,292	154	1,210	2,728
At 1 January 2017	79	1,127	159	1,401	2,766

	Fixtures and fittings	Leasehold improve- ments	Computer equipment	Laboratory equipment	Total
	£'000	£'000	£'000	£'000	£'000
Cost
At 1 January 2016	1,319	1,112	354	983	3,768
Additions	2	715	43	609	1,369
Disposals	-	-	(1)	-	(1)
Transfer	(1,125)	-	(122)	1,247	-
Exchange differences	32	172	7	211	422
At 31 December 2016	228	1,999	281	3,050	5,558
Accumulated depreciation
At 1 January 2016	458	733	180	413	1,784
Charge for the period	41	134	54	543	772
Transfer	(369)	(96)	(118)	583	-
Exchange differences	19	101	6	110	236
At 31 December 2016	149	872	122	1,649	2,792
Net book value
At 31 December 2016	79	1,127	159	1,401	2,766
At 1 January 2016	861	379	174	570	1,984

The transfers between asset classes during the year ended 31 December 2016 arose as a result of reallocation of assets acquired in 2015, to more appropriately recognise their classification.

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

7	Intangible assets
	In-process research and development	Product and marketing	Goodwill	IT/Website costs	Total
	unaudited	unaudited	unaudited	unaudited	unaudited
	£'000	£'000	£'000	£'000	£'000
Cost
At 1 January 2017	12,600	21,481	14,488	26	48,595
Additions	779	-	-	2	781
Exchange differences	-	(971)	(624)	-	(1,595)
At 30 June 2017	13,379	20,510	13,864	28	47,781

Accumulated amortisation and impairment
At 1 January 2017	1,800	15,608	-	15	17,423
Amortisation charge for the period	-	780	-	-	780
Exchange differences	-	(810)	-	-	(810)
At 30 June 2017	1,800	15,578	-	15	17,393
Net book value
At 30 June 2017	11,579	4,932	13,864	13	30,388
At 1 January 2017	10,800	5,873	14,488	11	31,172

	In-process research and development	Product and marketing	Goodwill	IT/Website costs	Total
	£'000	£'000	£'000	£'000	£'000
Cost
At 1 January 2016	12,600	18,321	12,456	15	43,392
Additions	-	-	-	19	19
Disposals				(8)	(8)
Exchange differences	-	3,160	2,032		5,192
At 31 December 2016	12,600	21,481	14,488	26	48,595

Accumulated amortisation and impairment
At 1 January 2016	1,800	243	-	10	2,053
Amortisation charge for the period	-	3,578	-	5	3,583
Impairment	-	11,413	-	-	11,413
Exchange differences	-	374	-	-	374
At 31 December 2016	1,800	15,608	-	15	17,423
Net book value
At 31 December 2016	10,800	5,873	14,488	11	31,172
At 1 January 2016	10,800	18,078	12,456	5	41,339

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

8	Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using tax rates applicable in the tax jurisdictions where the tax asset or liability would arise.

	30 June 2017	31 December 2016
	unaudited
	£'000	£'000
Liability at 1 January	-	6,547

Credited to income statement on impairment and amortisation of intangibles	-	(5,509)
Credited to income statement	-	(1,740)
Foreign exchange gain/(loss)	-	702
Liability at period end	-	-

9	Derivative financial liability

	30 June 2017	31 December 2016
	unaudited
	£’000	£’000

Equity settled derivative financial liability – fair value through profit and loss	44	400
Liability at 1 January	400	1,573

Gain recognised in finance income within the consolidated statement of comprehensive income	(356)	(1,173)
Liability at period end	44	400

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

9	Derivative financial liability (continued)

Equity settled derivative financial liability is not a liability that is to be settled for cash. The Group assumed fully vested warrants and share options on the acquisition of DARA Biosciences, Inc. which are to be settled in shares of Midatech Pharma plc. The number of ordinary shares to be issued when exercised is fixed, however the exercise prices are denominated in US Dollars being different to the functional currency of the parent company. Therefore, the warrants and share options are classified as equity settled derivative financial liabilities through the profit and loss account. The financial liabilities were valued using the Black-Scholes option pricing model based on assumptions described below. Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on re-measurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporated any interest paid on the financial liability and is included in the ‘other gains and losses’ line item in the income statement. A key input in the valuation of the instrument is the company share price.

At 31 December 2016, some 398,315 options and 16,664 warrants had lapsed.  In addition, the share price had fallen to £1.18, which resulted in a gain of £1.17m on re-measurement, which was credited to finance income in 2016.  At 30 June 2017, a further 149,441 options and 456,156 warrants had lapsed and the share price further reduced to £1.08, resulting in a gain of £356k on re-measurement, also credited to finance income.

As at 30 June 2017 there were DARA options outstanding over 137,390 Midatech ordinary shares with a weighted average exercise price of $7.41 per share, within a range of $2.54 to $770.59, and a weighted average remaining contractual life of 7.6 years. The risk-free rate ranged from 0.30% to 1.08%, volatility at 40% and the expected life from 0.3 – 8.3 years. The exercise of all options would raise additional cash of $1.02m.

Also at the period-end there were DARA warrants outstanding over 2,628,666 Midatech ordinary shares with a weighted average exercise price of $7.90 per share, within a range of $3.05 to $138.24, and a weighted average remaining contractual life of 1.9 years. The risk-free rate ranged from 0.30% to 0.70%, volatility at 40% and the expected life from 0.5 – 5.4 years.  The exercise of all warrants would raise additional cash of $20.80m.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets and liabilities;

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The fair value of the Group’s financial liability is measured at fair value on a recurring basis.

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

9	Derivative financial liability (continued)

The following table gives information about how the fair value of this financial liability is determined:

Financial liabilities	Fair value as at 30/06/2017 £’000	Fair value as at 31/12/2016 £’000	Valuation technique and key input	Significant unobservable inputs level 3	Relationship of unobservable inputs to fair value

Equity settled financial derivative liability	44	400	Black Scholes option pricing model	Volatility rates of 40% determined using historical volatility of comparable companies.	The higher the volatility the higher the fair value.

				Expected life between a range of 0.3 and 8.3 years determined using the remaining life of the share options.	The shorter the expected life the lower the fair value.

				Risk-free rate between a range of 0.30% and 1.08% determined using the expected life assumptions.	The higher the risk-free rate the higher the fair value.

If the above unobservable volatility input to the valuation model were 10% higher while all other variables were held constant, the carrying amount of shares would increase by £12k (H1 2016: £194k).

If the above unobservable expected life input to the valuation model were 1 year shorter while all other variables were held constant, the carrying amount of shares would decrease by £10k (H1 2016: £74k).

If the above unobservable risk free rate input to the valuation model were 10% higher while all other variables were held constant, the carrying amount of shares would increase by £0.3k (H1 2016: £11k).

The financial liability measured at fair value on Level 3 fair value measurement represents consideration relating to a business combination.

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2017

10	Share Capital

	As at 30 June 2017	As at 30 June 2017	As at 31 December 2016	As at 31 December 2016
Allotted and fully paid – classified as equity	number	£	number	£

At 1 January
Ordinary shares of 0.005p each	48,719,456	2,436	48,699,456	2,435
Deferred shares of £1 each	1,000,001	1,000,001	1,000,001	1,000,001
Total		1,002,437		1,002,436

In accordance with the Articles of Association for the Company adopted on 13 November 2014, the share capital of the Company consists of an unlimited number of ordinary shares of nominal value 0.005 pence each.

Date of Issue	Type of Share Issue	Ordinary Shares	Deferred Shares
		number	number
2017
As at 1 January 2017		48,699,456	1,000,001

25 May 2017	Issue of shares to Employee Share Incentive Plan	20,000	-
As at 30 June 2017		48,719,456	1,000,001

2016
As at 1 January 2016		33,467,504	1,000,001

27 June 2016	Deferred consideration re: acquisition of Q Chip Limited	74,908	-
31 October 2016	Placing and Open Offer	15,157,044	-
As at 31 December 2016		48,699,456	1,000,001

Midatech Pharma plc

Notes forming part of the condensed consolidated unaudited interim financial information for the six month period ended 30 June 2016

11	Related party transactions and ultimate controlling party

Transactions with Monosol RX, LLC

Monosol RX LLC (“Monosol”) is a former shareholder in the Company and the two entities were formerly collaborative partners in the MidaSol Therapeutics joint operation.  The Directors considered Monosol to be a related party by virtue of its shareholding in the Company.  There was no trading between the group and Monosol during the period ended 30 June 2017 (in 2016 Midatech Limited recharged to Monosol £105k for research services).  There was no period end receivable due from Monosol (at 30 June 2016: nil).  Monosol ceased to be a related party on 2 May 2016.

Monosol is also the licensor of the Group’s Zuplenz product. In this capacity, the Group incurred royalty costs up to the date at which it ceased to be a related party, in May 2016, of £187.7k payable to Monosol.

The Directors do not consider that there is an ultimate controlling party.

12	Contingent liabilities

The Group had no material contingent liabilities at 30 June 2017 or 31 December 2016.

13	Events after the reporting date

On 28 September 2017 the Company announced its intention to raise up to £6 million in new equity via a proposed Placing with up to a further £2 million by way of an Open Offer to shareholders.